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Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief
Donald E. Field
Linda Cvrkel, Accounting Branch Chief
Heather Clark

Re:	Virgin America Inc.
Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-197660)
CIK No. 1614436

Ladies and Gentlemen:

On behalf of Virgin America Inc. (the “Company”), we are hereby filing Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2014 (as amended through Amendment No. 3 filed with the Commission on September 16, 2014, the “Registration Statement”). The Amendment reflects the Company’s responses to the comments received by email on September 22, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For your convenience, we have enclosed a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the Registration Statement.

Summary, page 1

1.	We note your response to our prior comment 3 and reissue in part. We note your disclosure throughout the prospectus that you have an “industry-leading” inflight entertainment system. Please revise the prospectus throughout to qualify this statement as your belief.

September 29, 2014 Page 2

Response: In response to the Staff’s comment, the Company has revised pages 1, 5, 93 and 99 of the Amendment as requested.

Overview, page 1

2.	We note your response to our prior comment 5 and reissue in part. We note your use of stage-length adjusted RASM and stage-length adjusted CASM in your comparisons to other low-cost and legacy carriers. Please advise, with a view towards revised disclosure, whether the formulae you utilized to adjust these operating metrics are standard within the industry or whether and to what extent you exercised judgment in determining the adjustments. In this regard, we note the disclosure on page 20 that making stage-length adjustments “requires some judgment and different observers may use different stage-length adjustment techniques.”

Response: In response to the Staff’s comment, the Company submits that it has used a stage-length adjustment formula that it believes is the most commonly accepted in the industry. This formula was developed by MIT’s Global Airline Industry Program (“MIT”) and is based on a regression analysis that predicts PRASM or CASM at a given stage length based on data derived from observed PRASM and CASM points at various stage lengths. The formula developed through this regression analysis by MIT is as follows:

SLCASM	=	(	Reported LOH	)	0.5	x	Reported CASM
Adjusted LOH

In the formula above: (i) SLCASM represents stage-length adjusted CASM; (ii) Reported LOH represents the reported length of haul, or stage length, for each airline; (iii) Adjusted LOH represents the base stage length to which each CASM is being revised; and (iv) Reported CASM represents the actual reported CASM for each airline. The MIT formula for stage-length adjusted PRASM is the same as the formula for stage-length adjusted CASM, except that references to CASM are changed to reference PRASM.

The Company has calculated the average seat-weighted length of haul for each airline as a basis for the CASM adjustment and has calculated the average passenger-weighted length of haul for each airline as a basis for the PRASM adjustment. The Company believes that using a weighted-average calculation for stage length to adjust CASM and PRASM is more appropriate when comparing airlines with multiple fleet types, as larger aircraft proportionally generate a larger share of each airline’s total capacity and therefore contribute a larger proportion to each airline’s reported average CASM and PRASM. The Company believes that other airlines use similar weighted average stage lengths when comparing CASM and PRASM. Further, the Company believes that the formula developed by MIT and used by the Company is the most common formula used by aviation experts when comparing CASM and PRASM.

The Company has revised its disclosure on page 20 of the Amendment accordingly.

September 29, 2014 Page 3

3.	Based on the first paragraph in this section, it appears that you are defining RASM as stage-length adjusted revenue per available seat mile and CASM as stage-length adjusted cost per available seat mile. However, your glossary and usage elsewhere in the prospectus would indicate that these defined terms do not include the stage-length adjustment. Please revise to clarify.

Response: In response to the Staff’s comment, the Company has revised pages 1, 61 and 93 of the Amendment as requested.

Our Competitive Strengths, page 2

Low-Cost, Disciplined Operating Structure, page 3

4.	You state here that the average stage-length adjusted domestic CASM of the legacy airlines was 31% higher than yours in 2013 and on page 1 that your stage-length adjusted CASM is competitive with that of other low-cost carriers. Please revise to quantify how your stage-length adjusted CASM compares to the average for low-cost carriers and where it ranks among the low-cost carriers you identify on page 89.

Response: In response to the Staff’s comment, the Company submits that the stage-length adjusted CASM of legacy airlines was 31% higher than that of the Company in 2013. The average stage-length adjusted CASM of LCCs identified on page 91 of the Amendment was 17% lower than that of the Company in 2013. The Company’s stage-length adjusted CASM was lower than those of all legacy carriers and higher than those of all LCCs.

The Company has revised its disclosure on pages 1, 3, 61, 92, 93 and 97 to include the comparison of its stage-length adjusted CASM with those of LCCs.

2014 Recapitalization, page 37

5.	We note your response to our prior comment 18 and additional table disclosed on page 37 but do not believe your response or your revised disclosures were fully responsive to our prior comment. Please revise the disclosure on page 37 to clearly explain why the application of troubled debt restructuring accounting results in a difference between the contractual amounts due on your obligations to the Virgin Group and Cyrus Capital and the amounts recorded in your financial statements at June 30, 2014.

Response: In response to the Staff’s comment, the Company has revised page 37 of the Amendment to explain how ASC 470-60 Troubled Debt Restructurings by Debtors was applied and how it results in a difference between the contractual amounts due and the amounts recorded on the financial statements.

September 29, 2014 Page 4

Notes to the Unaudited Pro Forma As Adjusted Consolidated Balance Sheet, page 53

6.	Refer to footnote (o). We note that you have reflected a pro forma adjustment in the balance sheet for performance based awards that are contingent on the completion of the offering and where the underlying services conditions have been met. Please revise footnote (o) to explain how you calculated or determined this pro forma adjustment.

Response: In response to the Staff’s comment, the Company has revised footnote (m) in the Notes to the Unaudited Pro Forma Consolidated Balance Sheet and Statements of Operations (previously footnote (o) in the Registration Statement) on page 57 of the Amendment as requested.

Management’s Discussion and Analysis of Financial Condition, page 59

7.	We note from page 10 that your board of directors has approved the issuance of 1,650,000 restricted stock units in connection with the consummation of the 2014 Recapitalization and that such units will vest immediately. In this regard, please revise your MD&A to disclose the expense you expect to recognize upon issuance of the restricted stock units and explain how you will calculate or determine the expense recognized.

Response: In response to the Staff’s comment, the Company has revised page 72 of the Amendment as requested.

Executive Compensation, page 114

2013 Summary Compensation Table, page 120

8.	We note your response to our prior comment 30 and reissue. Please provide us with the basis for your belief that the incremental fair value of the repriced or modified awards need not be disclosed in the “Option Awards” column if the modification had a de minimus impact on the fair value of the stock award. Otherwise, please revise the “Option Awards” column of the table to include the incremental fair value, computed as of the repricing or modification date in accordance with FASB ASC Topic 718, with respect to the repriced or modified awards. Refer to Instruction 2 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Please also revise the Grants of Plan-Based Awards in 2013 table on page 121 pursuant to Item 402(d)(2)(viii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and submits that, at the time of the modification, the Company, with the assistance of a third-party valuation specialist, estimated the average fair value of outstanding option awards, without regard to the market condition, to be $0.49 per share. When the options were modified to provide for a reduction in the minimum market value condition for exercise from $5.00 to $3.50, the Company estimated that the incremental difference between the fair value before and after modification would not be material. However, based on the

September 29, 2014 Page 5

Staff’s comments, the Company has revised the “Option Awards” column on page 123 of the Amendment to reflect its estimate of the incremental fair value associated with this modification. No amounts related to these awards were expensed in 2013 as vesting is contingent upon an initial public offering.

Financial Statements, page F-1

9.	We note your response to our prior comment 38. To the extent that you effect a reverse stock split of your common shares in connection with the consummation of the offering, please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect to the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, to the extent the Company effects a reverse stock split of its common shares in connection with the consummation of the offering, it will revise the financial statements and all related disclosures throughout the Amendment to give retroactive effect to the reverse stock split in a future pre-effective amendment to the Registration Statement.

10.	We note from your response to our prior comment 40 that as a result of including pro forma financial statements in the amendment in response to the staff’s comment, you have removed Note 2 from your financial statements. Given the significant changes in your capitalization that will occur in the recapitalization transaction to be completed in connection with your offering, we continue to believe that a pro forma balance sheet should continue to be presented alongside your historical balance sheet as of the latest interim period presented. Also, as requested in our prior comment, the notes to your financial statements should also be revised to disclose the conversion terms under which the preferred shares and various categories of common shares will convert into the company’s common shares. The notes to your financial statements should also explain how the revised licensing agreement with the Virgin Group will be reflected in the pro forma balance sheet. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the consolidated balance sheets on pages F-3 and F-4 and has added Note 2—Unaudited Pro Forma Balance Sheet as requested.

11.

In a related matter, given the significant increase in your Class A common shares that will occur in connection with the offering due to the conversion of your various common and preferred shares into Class A shares in connection with the offering, please revise to disclose pro forma basic and diluted earnings per share, giving effect to such conversion on the face of your consolidated statements of operations for the latest fiscal year and subsequent interim period presented in your financial statements. The notes to your financial statements should also be revised to explain the nature of the pro forma presentation and should disclose how the weighted

September 29, 2014 Page 6

average shares used in the computation of pro forma earnings per share for each period were calculated or determined.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the historical consolidated statements of operations on page F-5 and Note 15—Net Income Per Share on page F-43 of the Amendment as requested.

Notes to Consolidated Financial Statements, page F-9

(2) 2013 Recapitalization, page F-9

12.	We note your response to our prior comment 41 but do not believe it was fully responsive to our prior comment. Your response indicates that you believe you were experiencing financial difficulty due to growing amounts of debt; however, you do not analyze the factors that indicate financial difficulty in paragraphs 7 through 9 of ASC 470-60-55. As originally requested, please provide us with a detailed analysis of how you meet the criterion of experiencing financial difficulties as explained in ASC 470-60-55. To the extent you were not experiencing financial difficulties, please revise to evaluate the modification of your debt under paragraphs 6 through 12 of ASC 470-50-40.

Response: The Company respectfully acknowledges the Staff’s comment and has provided below an analysis supporting the conclusion that the Company was experiencing financial difficulties. Prior to the 2013 Restructuring, the Company had determined that, absent a restructuring of its debt and aircraft lease obligations, it was highly unlikely that the Company could reach profitability in the future. Similarly, with interest continuing to accrue at rates of 15%-20% annually, the balance of debt obligations would have exceeded $900.0 million by the end of 2013 and exceeded $1.0 billion by the end of 2014. The Company would not have been able to repay or refinance these amounts prior to their stated maturity. Likewise, without an additional investment from its investors, the Company likely would have reached critically low cash levels in early 2014.

The Company undertook a complex restructuring that involved concessions from its related-party lenders, as well as concessions from all twelve of the lessors that own the Company’s fleet of 53 aircraft. Ultimately, prior to accepting concessions under the Company’s aircraft operating leases, the Company’s lessors required that the Company’s lenders loan a minimum of an additional $75.0 million to the Company to increase liquidity and that the lenders eliminate a portion of the Company’s related-party debt and reduce the contractual interest rates on a majority of the remaining related-party debt.

Without this restructuring of related-party debt and aircraft lease obligations, the Company estimates that it would have recorded additional interest expense of approximately $50 million and additional aircraft rent expense of approximately $35 million in 2013 under the terms of its original obligations. This additional expense would have reduced the Company’s reported net income of $10.1 million for 2013 to a loss of

September 29, 2014 Page 7

approximately $75 million had the 2013 Restructuring not occurred. Likewise, the Company’s reported net income for the six months ended June 30, 2014 of $14.6 million would have been reduced to a loss of approximately $48 million due to increased aircraft rent expense and interest expense under the original terms of debt and aircraft lease agreements absent the 2013 Restructuring. In addition, without the additional investment of $75.0 million obtained from the Company’s lenders in the 2013 Restructuring, and after accounting for the additional cash flows that would have been due to lessors under the original terms of the Company’s lease agreements, the Company’s reported cash balance of $155.6 million at December 31, 2013 would have been reduced to approximately $52 million had the 2013 Restructuring not occurred.

In light of these circumstances surrounding the 2013 Restructuring, the Company evaluated the factors under ASC 470-60-55-8 that are indicators that the debtor is experiencing financial difficulties and concluded that the Company was in fact experiencing financial difficulties prior to the 2013 Restructuring. A summary of this analysis is provided below:

Financial difficulty

ASC 470-60-55-7 - If the debtor’s creditworthiness (for example, based on its credit rating or equivalent, the effects of the original collateral or credit enhancements in the debt, or its sector risk) has deteriorated since the debt was originally issued, the debtor should evaluate whether it is experiencing financial difficulties. Changes in an investment-grade credit rating are not considered a deterioration in the debtor’s creditworthiness for purposes of this guidance. Conversely, a decline in credit rating from investment grade to noninvestment grade is considered a deterioration in the debtor’s creditworthiness for purposes of this guidance.

ASC 470-60-55-8 - All of the following factors are indicators that the debtor is experiencing financial difficulties:

Guidance	Discussion	Weight

(a) The debtor is currently in default on any of its debt.	The Company was not in default on any of its debt instruments.	Low

(b) The debtor has declared or is in the process of declaring bankruptcy.	The Company had not declared and was not in the process of declaring bankruptcy.	Low

September 29, 2014 Page 8

(c) There is significant doubt as to whether the debtor will continue to be a going concern.	The Company was able to maintain a positive cash balance through the first quarter of 2013 (typically its most difficult quarter), and the Company conducted an analysis that demonstrated its ability to continue through the end of 2013 without additional financing. In consideration of these factors, the Company issued its 2012 financial statements without a going concern opinion. Nonetheless, absent a restructuring, there would have been doubt as to the Company’s ability to continue as a going concern in the future.	High

(d) Currently, the debtor has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange.	The Company did not have any listed securities.	N/A

(e)    Based on estimates and projections that only encompass the current business capabilities, the debtor forecasts that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity.

	Management determined that absent this modification, the Company would not have been able to service the debt.	High

(f)     Absent the current modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor.

	The Company did not have the ability to obtain funds from other sources at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor. As discussed above, the Company was burdened by the compounded PIK interest at interest rates much greater than forecasted returns. As a result of the accrued interest, as well as certain foreign investor rules (which necessitate the use of debt financing rather than equity investment), the Company’s debt level prior to the restructuring exceeded its estimated enterprise value by a significant amount.	High

September 29, 2014 Page 9

No financial difficulty

ASC 470-60-55-9 - Notwithstanding the above, the following factors, if both are present, provide determinative evidence that the debtor is not experiencing financial difficulties, and, thus, the modification or exchange is not within the scope of this Subtopic (the presence of either factor individually would be an indicator, but not determinative, that the debtor is not experiencing financial difficulty):

Guidance	Discussion

(a)    The debtor is currently servicing the old debt and can obtain funds to repay the old prepayable debt from sources other than the existing creditors (without regard to the current modification) at an effective interest rate equal to the current market interest rate for a nontroubled debtor.

As discussed above, Management determined that the Company did not have the ability to obtain funds from other sources at an effective interest rate equal to the current market interest rate for similar debt.

(b)    The creditors agree to restructure the old debt solely to reflect a decrease in current market interest rates for the debtor or positive changes in the creditworthiness of the debtor since the debt was originally issued.

Management determined that the underlying reasons for the concession from the creditors were the financial difficulties of the Company and that the creditors did not agree to restructure the debt solely to reflect a decrease in market rates.

13.	We note your response to our prior comment 42. Please revise Note (2) to also disclose the contractual amounts due under each of your obligations to Virgin and Cyrus following the completion of your 2013 Recapitalization transaction in addition to the amounts that were recorded in your financial statements following the transaction. Also, revise your disclosure in Note 2 to disclose the amount by which the recorded values of these obligations exceed their contractual amounts as a result of accounting for the recapitalization as a troubled debt restructuring at the date the restructuring occurred.

Response: In response to the Staff’s comment, the Company has revised Note 3 (formerly Note 2) in the Amendment as requested.

14.	Please revise your discussion on page F-10 of the various assumptions used in calculation the fair value of the warrants issued in connection with the 2013 Recapitalization to also disclose the fair value per share based on an independent third party valuation at May 2013 that was used in your valuation.

Response: In response to the Staff’s comment, the Company has revised page F-12 of the Amendment as requested.

September 29, 2014 Page 10

(9) Stockholders’ Equity, page F-30

15.	We note your revisions in response to our prior comment 31. Please explain to us and revise to disclose in further detail the method and significant assumptions that were used to value the warrants that were issued to related parties (other than those issued in connection with the 2013 Recapitalization transaction) during the various periods presented in your financial statements.

Response: In response to the Staff’s comment, the Company has revised page F-35 of the Amendment as requested.

(10) Share-Based Compensation, page F-33

16.	To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the significant changes in fair value of the underlying stock leading up to the expected IPO. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, Valuation of Privately- Held- Company Equity Securities Issued As Compensation.

Response: The Company respectfully acknowledges the Staff’s comment and submits that it anticipates the initial public offering price will be higher than the most recent fair value determined for its shares of common stock.

In May 2013, in connection with the 2013 Recapitalization and related transactions, the Company obtained a third-party independent valuation, which concluded that the fair value of its common stock at such time was $1.12 per share. Between May 2013 and July 2013, the Company granted equity awards with respect to approximately 11 million shares of common stock (a majority of the shares underlying all equity awards granted by the Company). The Company anticipates that the initial public offering price will be higher than the fair value of its common stock in May 2013 for the following reasons, among others:

•	The Company has experienced improved business performance, including improved revenues and profitability, as a result of certain changes in its route network and operations.

•	The Company’s liquidity and cash flow have improved over the past 12-15 months, largely as a result of reduced fixed contractual obligations arising from aircraft lease amendments and the Company’s debt restructuring.

September 29, 2014 Page 11

•	The 2014 Recapitalization will improve the Company’s liquidity and further reduce its debt.

•	Since the 2013 Recapitalization, the New York Stock Exchange Arca Airline Index has increased by approximately 50% while the S&P 500 Index has increased by only twenty-five percent, which causes the Company to believe that the valuation of the airline industry has increased.

During the six months ended June 30, 2014, the Company only granted equity awards with respect to a nominal number of shares of common stock (approximately 700,000 shares) at $1.12 per share. Given the nominal number of equity award grants, the Company does not believe that the impact to its financial statements would be material (less than $1 million over the life of the awards) if the grant date fair values of those awards were higher and closer to the IPO price. Since June 30, 2014, the Company’s board of directors has also approved, contingent upon the consummation of the initial public offering, the issuance of 3,410,000 RSUs for which the Company expects to record compensation expense equal to the number of shares underlying the RSUs multiplied by the initial public offering price.

General

17.	A currently dated consent of the independent registered public accountants should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a currently dated consent of the independent registered public accountants with the Amendment. The Company will file a currently dated consent of the independent registered public accountants with each future pre-effective amendment to the Registration Statement.

* * *

September 29, 2014 Page 12

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	C. David Cush, Virgin America Inc.
Peter D. Hunt, Virgin America Inc.
John J. Varley, Virgin America Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP